Exhibit (a)(1)(G)

FOR IMMEDIATE RELEASE

Contacts:

Investor Inquiries	Media Inquiries
Janice Kelliher	Garrett Mann
Chief Financial Officer	Director, Marketing
TechTarget	TechTarget
617-431-9449	617-431-9371
jkelliher@techtarget.com	gmann@techtarget.com

TechTarget, Inc. Announces Results of its Tender Offer

Newton, MA — October 25, 2013 — TechTarget, Inc. (NASDAQ: TTGT) announced today the results of its tender offer to purchase up to 6,500,000 shares of its common stock at a price of $5.00 per share, which expired at 5:00 p.m., New York City time, on October 24, 2013.

In accordance with applicable SEC regulations and the terms of the Offer to Purchase, we exercised the right to purchase additional shares. TechTarget has accepted for purchase 7,100,633 shares of its common stock, at a purchase price of $5.00 per share, for a total cost of approximately $35.5 million. Based on the final tabulation by Computershare Trust Company, N.A., the Depositary for the tender offer, 7,100,633 shares of TechTarget’s common stock, including 43,724 shares subject to guaranteed delivery procedures, were properly tendered and not withdrawn.

Immediately following the purchase of the tendered shares and assuming the proper delivery of all shares tendered (including shares tendered pursuant to guaranteed delivery procedures), TechTarget will have approximately 31.7 million shares of common stock outstanding.

“This purchase was a very good use of our cash. We were able to buy approximately 7.1 million of our shares, so the corresponding reduction of outstanding shares of our common stock will boost our earnings per share. In addition, we were also able to reduce our VC overhang by approximately 4.5 million shares. We are very pleased with the overall results of the tender,” said Greg Strakosch, CEO of TechTarget.

Georgeson Securities Corporation is acting as the Dealer Manager and the Information Agent is Georgeson Inc. The Depositary is Computershare Trust Company, N.A. For questions and information, please call the Information Agent toll free at (800) 248-7605.

About TechTarget

TechTarget (NASDAQ: TTGT) is the online intersection of serious technology buyers, targeted technical content and technology providers worldwide. Our extensive network of online and social media, powered by TechTarget’s Activity Intelligence™ platform, redefines how technology marketers view and engage technology buyers based on their active projects, specific technical priorities and business needs. With more than 100 technology-specific websites and a wide selection of custom advertising, branding, and lead generation solutions, TechTarget delivers unparalleled reach and innovative opportunities to drive technology marketing success around the world.

TechTarget has offices in Atlanta, Beijing, Boston, Cincinnati, London, Munich, Paris, San Francisco, Singapore and Sydney.

To learn how you can engage with serious technology buyers worldwide, visit techtarget.com and follow us @TechTarget.

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All statements contained in this press release, other than statements of historical fact, are forward-looking statements. These statements are based on our current plans and expectations and involve risks and uncertainties that could cause actual future events or results to be different than those described in or implied by such forward-looking statements, including risks and uncertainties regarding: TechTarget’s stock price, changes in financial markets; changes in economic, political or regulatory conditions or other trends affecting the Internet and information technology industries; changes in facts and circumstances and other uncertainties concerning the completion of the tender offer; and the ability of TechTarget to achieve the benefits contemplated by the tender offer. Further information about these matters can be found in our Securities and Exchange Commission filings. Except as required by applicable law or regulation, we do not undertake any obligation to update our forward-looking statements to reflect future events or circumstances.

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